	Exhibit 12.1

COLONIAL PROPERTIES TRUST

Ratio of Earnings to Fixed Charges

	Three Months Ended
($ in thousands)	March 31,
	2013	2012
Earnings:
Pre-tax (loss) income from continuing operations before noncontrolling interest in consolidated subsidiaries or income (loss) from equity investees,
extraordinary gain (loss), or gains (losses) on sale of properties	$(2,828)	$(8,763)
Amortization of interest capitalized	490	497
Interest capitalized	(206)	(185)
Distributed income of equity investees	167	286
Fixed Charges	23,778	24,671
Total Earnings	$21,401	$16,506

Fixed Charges:
Interest expense	22,195	23,053
Interest capitalized	206	185
Debt costs amortization	1,377	1,433
Total Fixed Charges	$23,778	$24,671

Ratio of Earning to Fixed Charges	(a)	(a)

a)
For the three months ended March 31, 2013 and 2012, the aggregate amount of fixed charges exceeded our earnings by approximately $2.4 million and $8.2 million, respectively, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period. The deficiency of the ratio of earnings to fixed charges for the periods presented is primarily a result of non-cash depreciation and amortization expense.